SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 12 November 2010

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The Bank of Ireland)
Interim Management Statement

12 November 2010

Bank of Ireland issues today its Interim Management Statement ahead of its year end 31 December 2010.

Richie Boucher (Group Chief Executive) and John O'Donovan (Group Chief Financial Officer) will host a Conference Call at 10am GMT today Friday 12 November 2010.  Conference call details are outlined below.

Economic conditions in Ireland remain challenging as anticipated, however growth appears to have returned to the global economy.  In March 2010, Bank of Ireland anticipated that there would be no GDP growth in Ireland for 2010 with a return to modest growth for 2011.  The Group expected that unemployment would average 14% in 2010 and 13% in 2011 and that house price deflation would be 45% on a "peak to trough" basis.

Our Interim Statement in August 2010 noted some improving trends in the Republic of Ireland in consumer confidence and retail sales, together with positive trends for exports.  Recent economic data have noted that whilst export performance has continued to trend positively, consumer confidence has abated somewhat.  Unemployment levels, whilst remaining elevated, appear to have stabilised.  The most recent consensus economic forecasts for GDP growth for 2010 and 2011, unemployment for each of those years and peak to trough house price deflation remain broadly in line with Bank of Ireland's estimates made earlier this year.

For the UK (which accounts for c.48% of our total loan assets) the estimates for 2010 and 2011 for GDP growth, unemployment and peak to trough house price deflation which we made in March 2010,  are generally supported by recent consensus economic forecasts.

Underlying* Operating Profit (pre-impairment)

Net interest income continues to be impacted by the same key factors that characterised the first six months of 2010 including:
• The impact of continuing intense competition for deposits and elevated deposit pricing in Ireland;
• The higher cost of wholesale funds;
• Some improved margins on new and existing lending portfolios, albeit that, with low demand for new lending, the impact of asset repricing has been slow to feed through;
• Higher costs of the Eligible Liabilities Guarantee (ELG) Scheme.

* Underlying excludes non-core items which are those items that the Group believes obscure the underlying performance trends in the business. The Group has treated the following items as non-core: gain on liability management exercises, impact of changes in pension benefits, impact of 'coupon stopper' on subordinated debt, gross-up for policyholder tax in the Life Business, investment return on treasury stock held for policyholders, cost of restructuring programmes and gains / losses on disposal of business activities.

As anticipated, these factors continue to put downward pressure on the Group's net interest income.  Consequently, we expect that the Group's net interest margin (excluding the cost of the ELG scheme) for the 12 months to 31 December 2010 will be circa "mid 20's" bps below the Group's net interest margin of 164 bps for the 12 months to 31 December 2009.

The systemic government guarantee fees for the six months to 31 December 2010 are expected to amount to circa 150% of the €151 million for the six months to 30 June 2010, due to the extension of the systemic ELG scheme and the higher costs associated with this extension.

Other Income is expected to increase significantly as compared with €0.4 billion for the 12 months to 31 December 2009, primarily reflecting "one-off" items in both the preceding and the current year, and the expiry of the Credit Institutions Financial Support Scheme (CIFS guarantee) on 30 September 2010.

Cost control continues to receive significant focus across the Group and we expect costs for the 12 months to 31 December 2010 to be "mid-single digit" percent lower than the €1.9 billion in operating expenses for the 12 months to 31 December 2009.  This reduction will be primarily driven by lower pension costs in the second half of the year (following the implementation of changes to the Group's main pension scheme) together with strong control being exercised across the Group's cost base.  Further initiatives to reduce infrastructure costs and, regrettably, to reduce numbers employed have recently been announced and are being implemented.

Underlying Operating profit before impairment charges is therefore expected to be circa 35% -  40% lower than the €1.5 billion for the 12 months to 31 December 2009, with the reduction driven primarily by lower operating income and the higher cost of the systemic Government guarantees.

NAMA

Up until 30 September 2010, the Group had transferred €3.75 billion of assets to NAMA at a gross discount** of 36%.

On 30 September 2010 the Minister for Finance announced changes to the threshold for eligible assets to be transferred to NAMA and provided detailed estimates of the haircuts on loans which had not yet been transferred.  Based on the revised criteria, the Group had approximately €6.35 billion gross book value*** of remaining assets that were potentially eligible to transfer to NAMA and the Minister for Finance estimated that these assets would transfer at a gross discount** of up to 42% based on "the granular loan by loan data available to NAMA" and "the comprehensive and detailed information now available to it on the remaining loans".

** Prior to (i) any impairment provisions previously recognised by the Group, (ii) any fair value adjustments in respect of any consideration received, (iii) any provision that may be required under accounting standards due to the ongoing cost of servicing these assets on behalf of NAMA, and (iv) taking account of any transfer costs.
*** Before impairment provisions.

We continue to transfer assets to NAMA and are working closely with NAMA in order to complete the transfers within the revised timetable.

The above change in threshold has left the Group with formerly potentially Eligible Assets of approximately €2.1 billion comprising land and development loans of circa €1.9 billion and associated loans of circa €0.2 billion.  At 30 June 2010, the impaired element of this portfolio was €1.6 billion against which the Group held impairment provisions of €0.8 billion.

Asset Quality

The latest consensus economic forecasts for Ireland and the UK are broadly in line with those used by the Group in March 2010 for its expectations on asset quality and future loan losses.  While economic conditions remain challenging the Group maintains its expectation that impairment charges on loans and advances to customers peaked in 2009 and that the overall charge will progressively reduce in each of 2010, 2011 and 2012.

Our Corporate Banking loan book has begun to benefit from the general improvement in world economic conditions.  While arrears in our Irish mortgage books have continued to rise, there is evidence that these are stabilising, particularly for owner occupier borrowers, and our loan losses for our Irish mortgage portfolios are in line with our expectations.  Arrears in our UK mortgage book have stabilised over recent months and loan losses are less than our previous expectations.  The performance of our unsecured consumer loan books is better than we had expected.  Our Business Banking books have continued to experience downward grade migration albeit there are some signs that this is moderating in the SME / Agri segments.  The retention of the €2.1 billion previously NAMA bound assets is not expected to materially alter our previous loss estimates for this book.

Taking into account the diversity and mix of our loan portfolios, we anticipate that our loan losses for 2010 will be broadly in line with previous guidance.

Funding

Since our Interim Statement was published in August 2010, bond yields have increased significantly for peripheral European countries due to heightened concerns in international debt markets about the level of fiscal deficits in these countries and the potential impact of these deficits on their economies.  As a consequence of these issues, systemic Government Guarantee schemes have remained in place in a number of countries, including Ireland, and the timing of the Group's plans to prudently disengage from the systemic Government Guarantee Scheme, as market conditions allow, has been adversely impacted.

Against the background of the above market conditions, terming out the Group's wholesale funding has been difficult. The Group has issued three reasonably sized term wholesale funding transactions in recent months in the Swiss Franc, Sterling and Euro markets.  Term funding with a remaining maturity of greater than one year is currently circa €22 billion (30 June 2010 circa €24 billion; 31 December 2009 circa €20 billion).

Reflecting the difficult market conditions outlined above, we have had outflows of ratings sensitive customer deposits in our Capital Markets business.  However, despite intense competition, our Retail customer deposit base in Ireland has been stable. Retail deposit gathering activities in our joint venture with the UK Post Office are exceeding our expectations.  The recent incorporation of our UK retail and commercial banking activities, into an FSA approved and regulated wholly owned subsidiary is expected to support our deposit raising strategies in the UK over the medium term.

As a result of muted demand for new lending as customers continue to deleverage and due to specific deleveraging actions taken by the Group, the quantum of loans and advances to customers (excluding loans held for sale to NAMA) has reduced.  Reflecting all of the foregoing, the Group is utilising contingent collateral to obtain replacement funding, primarily from monetary authorities and the Group's Loan to Deposit ratio (excluding loans held for sale to NAMA) has increased from 145% at 30 June 2010 to circa 160%.

Capital

At 30 June 2010 the Group's Equity Tier 1 ratio was 8.2%.  With foreign exchange impacts, transfers to NAMA and additional deleveraging since 30 June 2010, risk weighted assets are expected to have reduced further by 31 December 2010 as compared to 30 June 2010.  Although the Group's equity tier 1 ratio will reduce by year end (primarily as a consequence of losses expected to arise on the transfer of assets to NAMA), the Group expects to continue to comply with the required Prudential Capital Assessment Review ("PCAR") requirements including exceeding the target equity tier 1 ratio of 7% at 31 December 2010.

EU Restructuring Plan

Bank of Ireland is implementing its EU restructuring plan as approved by the European Commission on the 15 July 2010.  On 22 October 2010 we announced the sale of Bank of Ireland Asset Management ("BIAM") to State Street Global Advisors for a cash consideration of c. €57 million.  The transaction is conditional, inter alia, upon the receipt of certain regulatory clearances including approval of the European Commission, and is expected to close in the coming months.

Ends.

Participant Registration URL Link
http://www.yourconferencecentre.com/r.aspx?p=1&a=DoEpyVZNctRRBo

Participant Dial in Numbers (For Non Pre-Registered Participants)

Ireland Local call:                               01 436 4265
Ireland Free call:                                1800 943 094
United Kingdom Local call:               + 44 208 817 9301
United Kingdom Free call:                 0800 634 5205
International call:                               +353 1 436 4265

Please dial-in 15 mins before the start time.

A recording of the call will be available on our website www.boi.com/investor later this afternoon. or by dialling any of the numbers below

Local Ireland:                                     +353 1 436 4267
Local UK:                                           +44 207 769 6425
Passcode:                                            3809715#

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 76 623 4703
Andrew Keating	Director of Group Finance	+353 (0) 1 637 8141
Tony Joyce	Head of Group Investor Relations	+353 (0) 76 623 4729
Dan Loughrey	Head of Group Communications	+353 (0) 76 623 4770

Forward Looking Statement
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward looking statements include among others, statements regarding the Group's future financial position, future income, business strategy, projected costs, projected impairment losses, estimated discounts upon transfers of assets to NAMA, capital ratios, margins, future payment of dividends, the outcome of the current review of the Group's defined benefit pension schemes, estimates of capital expenditures, discussions with Irish, European and other regulators and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to the performance of the Irish and UK economies, property market conditions in Ireland and the UK, the implementation of the Irish Government's budget proposals, costs of funding, the performance and volatility of international capital markets, the expected level of credit defaults, the impact of credit ratings of the Group's and the Irish national debt, NAMA, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition including for customer deposits, the Group's ability to address information technology issues, and the availability and cost of funding sources. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  12 November,  2010